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                             January 19, 2022

       Thomas Elliott
       Chief Financial Officer, Executive Vice President and Treasurer Resource REIT, Inc.
       1845 Walnut Street, 17th Floor
       Philadelphia, PA 19103

                                                        Re: Resource REIT, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            File No. 000-55430

       Dear Mr. Elliott:

               We have reviewed your January 10, 2022 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 14, 2021 letter.

       Form 10-K for the fiscal year ended December 31, 2020

       Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchases of Equity Securities
       Estimated Value Per Share, page 32

   1. We note your response to comment one and reissue the comment in part. Please provide to us your basis for
including goodwill in your calculation of NAV. Include within your response how your
calculation is consistent with your policy disclosure that indicates your valuation was performed
in accordance with the provisions of Practice Guideline 2013-01 issued by the Institute
for Portfolio Alternatives, which notes that when determining gross asset value for
purposes of NAV valuation methodology, intangible assets are to be excluded, including all
assets/liabilities required by ASC 805.

                                                        You may contact Mark
Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
 Thomas Elliott
Resource REIT, Inc.
January 19, 2022
Page 2

Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters or with any other questions.



FirstName LastNameThomas Elliott                        Sincerely,
Comapany NameResource REIT, Inc.
                                                        Division of Corporation
Finance
January 19, 2022 Page 2                                 Office of Real Estate &
Construction
FirstName LastName